UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Crumbs Bake Shop, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
228803102
(CUSIP Number)
Jason Bauer
Senior Vice-President of Business Development
110 West 40th Street, Suite 2100
New York, New York 10018
(212) 221-7105
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	228803102

1	NAMES OF REPORTING PERSONS Bauer Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		1,266,749(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,266,749 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,749 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(1)(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Pursuant to the consummation of the Business Combination Agreement, dated as of January 9, 2011, as amended (the “Business Combination Agreement”), by and among Crumbs Bake Shop, Inc. (f/ka/ 57th Street General Acquisition Corp.) (the “Issuer”), 57th Street Merger Sub LLC (the “Merger Sub”), Crumbs Holdings LLC (“Crumbs”), the Members (as defined therein) and the Member Representatives (as defined therein), pursuant to which Crumbs merged with and into Merger Sub, with Crumbs surviving the merger as a non-wholly owned subsidiary of the Issuer, Bauer Holdings Inc. (“Bauer Holdings”) received 1,901,249 newly issued New Crumbs Class B Exchangeable Units of Crumbs (“Class B Units”) and 190,124.9 shares of the Issuer’s Series A Voting Preferred Stock, par value $.0001 (“Preferred Stock”). On November 14, 2011, in connection with the Issuer and Crumbs each entering into an employment agreement with Julian R. Geiger as President and Chief Executive Officer, Bauer Holdings irrevocably forfeited (i) 63,450 shares of Preferred Stock to the Issuer for cancellation and (ii) 634,500 Class B Units to Crumbs for cancellation. The remaining 1,266,749 Class B Units and 126,674.9 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights Bauer Holdings would have, were it to hold 1,266,749 shares of the Issuer’s common stock (i.e. the right to initially vote 10 votes per share of Preferred Stock (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2) Assumes an exchange of 1,266,749 Class B Units of Crumbs for 1,266,749 shares of the Issuer’s common stock and the redemption of 126,674.9 shares of Preferred Stock of the Issuer.
(3) Based on 5,505,885 shares of Issuer common stock outstanding.

CUSIP No.	228803102

1	NAMES OF REPORTING PERSONS Jason Bauer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		1,266,749 (1)(2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,266,749 (1)(2)(3)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,749 (1)(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Pursuant to the consummation of the Business Combination Agreement, dated as of January 9, 2011, as amended (the “Business Combination Agreement”), by and among Crumbs Bake Shop, Inc. (f/ka/ 57th Street General Acquisition Corp.) (the “Issuer”), 57th Street Merger Sub LLC (the “Merger Sub”), Crumbs Holdings LLC (“Crumbs”), the Members (as defined therein) and the Member Representatives (as defined therein), pursuant to which Crumbs merged with and into Merger Sub, with Crumbs surviving the merger as a non-wholly owned subsidiary of the Issuer, Bauer Holdings Inc. (“Bauer Holdings”) received 1,901,249 newly issued New Crumbs Class B Exchangeable Units of Crumbs (“Class B Units”) and 190,124.9 shares of the Issuer’s Series A Voting Preferred Stock, par value $.0001 (“Preferred Stock”). On November 14, 2011, in connection with the Issuer and Crumbs each entering into an employment agreement with Julian R. Geiger as President and Chief Executive Officer, Bauer Holdings irrevocably forfeited (i) 63,450 shares of Preferred Stock to the Issuer for cancellation and (ii) 634,500 Class B Units to Crumbs for cancellation. The remaining 1,266,749 Class B Units and 126,674.9 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights Bauer Holdings would have, were it to hold 1,266,749 shares of the Issuer’s common stock (i.e. the right to initially vote 10 votes per share of Preferred Stock (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2) Assumes an exchange of 1,266,749 Class B Units of Crumbs for 1,266,749 shares of the Issuer’s common stock and the redemption of 126,674.9 shares of Preferred Stock of the Issuer.
(3) Securities are owned directly by Bauer Holdings of which Jason Bauer is the President, director and a one-third owner. Jason Bauer may be deemed an indirect beneficial owner of the reported securities. Jason Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, and this disclosure shall not be deemed an admission that Jason Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.
(4) Based on 5,505,885 shares of Issuer common stock outstanding.

CUSIP No.	228803102

1	NAMES OF REPORTING PERSONS Mia Bauer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		1,266,749 (1)(2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,266,749 (1)(2)(3)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,749 (1)(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Pursuant to the consummation of the Business Combination Agreement, dated as of January 9, 2011, as amended (the “Business Combination Agreement”), by and among Crumbs Bake Shop, Inc. (f/ka/ 57th Street General Acquisition Corp.) (the “Issuer”), 57th Street Merger Sub LLC (the “Merger Sub”), Crumbs Holdings LLC (“Crumbs”), the Members (as defined therein) and the Member Representatives (as defined therein), pursuant to which Crumbs merged with and into Merger Sub, with Crumbs surviving the merger as a non-wholly owned subsidiary of the Issuer, Bauer Holdings Inc. (“Bauer Holdings”) received 1,901,249 newly issued New Crumbs Class B Exchangeable Units of Crumbs (“Class B Units”) and 190,124.9 shares of the Issuer’s Series A Voting Preferred Stock, par value $.0001 (“Preferred Stock”). On November 14, 2011, in connection with the Issuer and Crumbs each entering into an employment agreement with Julian R. Geiger as President and Chief Executive Officer, Bauer Holdings irrevocably forfeited (i) 63,450 shares of Preferred Stock to the Issuer for cancellation and (ii) 634,500 Class B Units to Crumbs for cancellation. The remaining 1,266,749 Class B Units and 126,674.9 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights Bauer Holdings would have, were it to hold 1,266,749 shares of the Issuer’s common stock (i.e. the right to initially vote 10 votes per share of Preferred Stock (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2) Assumes an exchange of 1,266,749 Class B Units of Crumbs for 1,266,749 shares of the Issuer’s common stock and the redemption of 126,674.9 shares of Preferred Stock of the Issuer.
(3) Securities are owned directly by Bauer Holdings of which Mia Bauer is a director and a one-third owner. Mia Bauer may be deemed an indirect beneficial owner of the reported securities. Mia Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, and this disclosure shall not be deemed an admission that Mia Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.
(4) Based on 5,505,885 shares of Issuer common stock outstanding.

CUSIP No.	228803102

1	NAMES OF REPORTING PERSONS Victor Bauer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		1,266,749(1)(2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,266,749(1)(2)(3)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,749(1)(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Pursuant to the consummation of the Business Combination Agreement, dated as of January 9, 2011, as amended (the “Business Combination Agreement”), by and among Crumbs Bake Shop, Inc. (f/ka/ 57th Street General Acquisition Corp.) (the “Issuer”), 57th Street Merger Sub LLC (the “Merger Sub”), Crumbs Holdings LLC (“Crumbs”), the Members (as defined therein) and the Member Representatives (as defined therein), pursuant to which Crumbs merged with and into Merger Sub, with Crumbs surviving the merger as a non-wholly owned subsidiary of the Issuer, Bauer Holdings Inc. (“Bauer Holdings”) received 1,901,249 newly issued New Crumbs Class B Exchangeable Units of Crumbs (“Class B Units”) and 190,124.9 shares of the Issuer’s Series A Voting Preferred Stock, par value $.0001 (“Preferred Stock”). On November 14, 2011, in connection with the Issuer and Crumbs each entering into an employment agreement with Julian R. Geiger as President and Chief Executive Officer, Bauer Holdings irrevocably forfeited (i) 63,450 shares of Preferred Stock to the Issuer for cancellation and (ii) 634,500 Class B Units to Crumbs for cancellation. The remaining 1,266,749 Class B Units and 126,674.9 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights Bauer Holdings would have, were it to hold 1,266,749 shares of the Issuer’s common stock (i.e. the right to initially vote 10 votes per share of Preferred Stock (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2) Assumes an exchange of 1,266,749 Class B Units of Crumbs for 1,266,749 shares of the Issuer’s common stock and the redemption of 126,674.9 shares of Preferred Stock of the Issuer.
(3) Securities are owned directly by Bauer Holdings of which Victor Bauer is a director and a one-third owner. Victor Bauer may be deemed an indirect beneficial owner of the reported securities. Victor Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, and this disclosure shall not be deemed an admission that Victor Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.
(4) Based on 5,505,885 shares of Issuer common stock outstanding.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by (i) Bauer Holdings, Inc. (“Bauer Holdings”), (ii) Jason Bauer (“Mr. J. Bauer”), (iii) Mia Bauer (“Ms. Bauer”) and (iv) Victor Bauer (“Mr. V. Bauer,” and together with Bauer Holdings, Mr. J. Bauer and Ms. Bauer, the “ Reporting Persons ”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Crumbs Bake Shop, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and supplements Schedule 13D dated May 16, 2011 filed by the Reporting Persons (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 1. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
The Reporting Persons entered into a Joint Filing Agreement, dated as of May 16, 2011, a copy of which was filed as Exhibit 99.1 to the Statement on May 16, 2011, and which is incorporated herein by reference, pursuant to which the Reporting Persons agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“ SEC ”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (“Exchange Act”).
Items 2 (c), 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.
Item 2. Identity and Background
Mr. J. Bauer is the Senior Vice-President of Business Development and a director of the Issuer. Mr. J. Bauer is also the Senior Vice-President of Business Development and is on the Board of Managers of Crumbs.
Ms. Bauer is the Vice President and Creative Director of the Issuer and Crumbs.
Item 3. Source and Amount of Funds or Other Consideration
On November 14, 2011, in connection with the Employment Agreement (as defined below), and in order to induce Julian R. Geiger (“Mr. Geiger”), the Issuer and Crumbs to enter into the Employment Agreement, Bauer Holdings entered into an Acknowledgment of Forfeiture of Securities (“Acknowledgment”) pursuant to which Bauer Holdings irrevocably forfeited, among others, the right to receive such amount of its Contingency Consideration (as defined in the Business Combination Agreement) equal to approximately 79.4% of the Contingent Securities (as defined in the Securities Grant Agreement (“Grant Agreement”), dated November 14, 2011 by and among Mr. Geiger, the Issuer and Crumbs) then issuable to Mr. Geiger.
Item 4. Purpose of Transaction
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.
On November 14, 2011, Mr. Geiger entered into an Employment Agreement (“Employment Agreement”) by and among Mr. Geiger, the Issuer and Crumbs and the Grant Agreement, pursuant to which Mr. Geiger received 799,000 New Crumbs Class B Exchangeable Units of Crumbs (a non-wholly owned subsidiary of the Issuer) (“Class B Units”) and 79,900 shares of the Issuer’s Series A Voting Preferred Stock, par value $0.0001 (“Preferred Stock”) for his services as President and Chief Executive Officer of the Issuer.
On November 14, 2011, in connection with the Employment Agreement, and in order to induce Mr. Geiger, the Issuer and Crumbs to enter into the Employment Agreement, Bauer Holdings entered into the Acknowledgment pursuant to which Bauer Holdings irrevocably forfeited 634,500 Class B Units and 63,450 shares of Preferred Stock.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 5,505,885 shares of Common Stock outstanding. As of the date of this filing, assuming there are 5,505,885 shares of Common Stock outstanding and 390,000 shares of Preferred Stock outstanding, Bauer Holdings has the power to vote approximately 13.47% of the shares of Common Stock.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. All information contained in Item 1.01 and the sections of Item 5.02 entitled “Amended and Restated Employment Agreements” and “Acknowledgment Agreements” of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011, are incorporated herein by reference. Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Bauer Holdings and any other person with respect to the Common Shares.
Item 7. Material to be Filed as Exhibits
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit	Description

10.8
Amended and Restated Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Jason Bauer dated November 14, 2011 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.9
Amended and Restated Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Mia Bauer dated November 14, 2011 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.10
Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.11
Securities Grant Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.12	Acknowledgement of Forfeiture of Securities by Bauer Holdings Inc. dated November 14, 2011.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: December 6, 2011

BAUER HOLDINGS INC.
By:	/s/ Jason Bauer
	Name:	Jason Bauer
	Title:	President

/s/ Jason Bauer
JASON BAUER

/s/ Mia Bauer
MIA BAUER

/s/ Victor Bauer
VICTOR BAUER

EXHIBIT INDEX

Exhibit	Description

10.8
Amended and Restated Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Jason Bauer dated November 14, 2011 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.9
Amended and Restated Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Mia Bauer dated November 14, 2011 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.10
Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.11
Securities Grant Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 16, 2011).

10.12	Acknowledgement of Forfeiture of Securities by Bauer Holdings Inc. dated November 14, 2011.